SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2021 (Report No. 8)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On April 26, 2021, Nano Dimension Ltd. (the “Company”), signed and closed a definitive share purchase agreement (the “Share Purchase Agreement”) with NanoFabrica Ltd. (“NanoFabrica”) to purchase NanoFabrica, by way of a share purchase of all of the issued and outstanding share capital of NanoFabrica. The Company will pay an aggregate amount of approximately $54.9 million to $59.4 million, payable in cash and in the Company’s American Depository Shares (“ADSs”). The cash payments were distributed in such manner that approximately $23 million was paid at the closing and distributed among all shareholders, approximately $1.13 million due to the founders of NanoFabrica (the “Founders”) will be paid as a deferred payment, and approximately $3.36 million will be a contingent payment to the Founders as an earn-out payment, based on a progressive formula of NanoFabrica’s products’ performance with revenue of approximately $2.8 million (the “Revenue”) and gross profit of approximately $1.74 million (the “Gross Profit”) for the period from June 1, 2021 to May 30, 2022. The cash payments concerning the earn-out are held by a paying agent and will return (in whole or in part) to the Company if NanoFabrica’s products do not fully reach the Revenue and the Gross Profit.

The selling shareholders were paid approximately $32 million in ADSs, of which ADSs reflecting an approximate value of $10.07 million issuable to the Founders will be subject to a progressive holdback of up to 730 days from the closing, subject to release conditioned on the Founders staying and working for the Company for two years, with 100% of the ADSs released on the first holdback milestone to be contributed to escrow, and 80% of the ADSs released on the second and third holdback milestones to be contributed to escrow. The Founders also entered into a corresponding 120 day lockup agreement.

In addition, the Founders are entitled to a price protection with respect to their ADSs released from holdback/escrow following the lapse of the first 12 months after the closing; such that, in case the volume weighted average price of such ADSs during the preceding 30 trading days was lower than 75% of the ADS value determined for the closing, then the Company shall compensate the Founders for the discrepancy between the volume weighted average price and the 75% value of the ADS, either in cash or by issuance of additional ADSs, at the Company’s discretion.

In addition, the Company undertook to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering the resale of 3,733,795 ADSs within two weeks from the closing of the transaction.

Dr. Jon Donner, Chief Executive Officer and co-founder of NanoFabrica, will become General Manager of the NanoFabrica Division of the Company.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-233905, 333-251155 and 333-252848) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this report when it discusses that Dr. Jon Donner will become a General Manager of the NanoFabrica Division of the Company. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including market conditions and the satisfaction of all conditions to, and the closing of, the Registered Direct Offering, as well as those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibit No.
10.1	Share Purchase Agreement, dated April 26, 2021, by and among Nano Dimension Ltd., NanoFabrica Ltd., Perryllion Ltd., As Holder Representative, and the Selling Shareholders.
99.1	Press Release issued by Nano Dimension Ltd. on April 27, 2021, titled “Nano Dimension Acquires Micro Mechanics 3D-Printing Leader, NanoFabrica Ltd.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: April 28, 2021	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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